Exhibit 99.9

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended August 31, 2014 of Platinum Group Metals Ltd. of our report dated November 24, 2014, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants Vancouver, British Columbia November 24, 2014